Exhibit 3.1

                           CERTIFICATE OF AMENDMENT TO
                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                                ISECURETRAC CORP.

      The undersigned, David G. Vana, certifies that he is the Chief Financial Officer of iSecureTrac Corp., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), and hereby certifies as follows:

      FIRST: At the Annual Meeting of Stockholders of the Corporation, duly held on June 2, 2005, the stockholders of the Corporation duly approved a proposal to grant the Board of Directors the discretionary authority to amend the Corporation's Certificate of Incorporation to effect a reverse stock split at one of three ratios: 1-for-4, 1-for-6 or 1-for-10 without any further action or authorization by the stockholders of the Corporation; and

      SECOND: At a duly constituted meeting of the Board of Directors held on August 11, 2005, the Board of Directors of the Corporation, acting pursuant to the authority granted to it by the stockholders of the Corporation, adopted the following resolution for the purpose of effectuating a reverse stock split in the ratio of one share for each ten shares outstanding:

            RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation, as filed with the Delaware Secretary of State on June 3, 2005 (the "Certificate") be further amended by adding the following provision as the final paragraph of Article 4 thereof:

                  Effective as of 8:00 a.m., Eastern Time, on September 19, 2005
            (the "Effective Time"), each ten (10) outstanding shares of the Corporation's Common Stock, par value $0.001 per share, will be automatically combined and converted into one (1) share of the Common Stock, par value $0.001 per share; provided, however, there shall be no decrease in the total number of shares of authorized capital stock of the Corporation or any change to the par value per share of the Corporation's capital stock as a result of such combination of shares, and, provided further, that no fractional shares shall be issued as a result of such combination of shares, but rather any holder at the Effective Time of a number of shares of Common Stock not evenly divisible by ten will receive one additional whole share of Common Stock for such fractional share resulting from such combination upon surrender of the certificate representing such fractional share, and each such additional share shall be duly issued, fully paid and nonassessable for all purposes.

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      THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

      FOURTH: That the authorized capital of the Corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to Amended and Restated Certificate of Incorporation to be signed by its Chief Financial Officer this 9th day of September, 2005.

                                           iSecureTrac Corp.



                                           By:
                                               -----------------------
                                               David G. Vana
                                               Chief Financial Officer